Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – April to June 2022

Mumbai, July 5, 2022: Reproduced herein below is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the contents of which are self-explanatory.

Quarterly Report on Production, Domestic Sales & Export for April - June 2022

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022
Micro	NANO	0	0	0	0	0	0
Compact	ZEST,BOLT, TIAGO, TIGOR, ALTROZ	37274	41997	33083	42182	105	54
UVC	NEXON, PUNCH	21846	73107	21410	73167	130	145
UV2	SAFARI, HARRIER, SUMO	10555	14760	9893	14776	18	3
UV3	HEXA	0	0	0	0	0	0
V1	MAGIC EXPRESS	777	1461	575	1815	0	0
V2	MAGIC, MAGIC IRIS	40	50	0	0	92	20
N1- A1	ACE, ACE EX, ACE Zip	17742	32363	13830	29655	952	849
N1- A2	Yodha, Super Ace, Intra, Ace Mega, Xenon, 207DI	10693	18305	8856	16587	1722	1301
M2- A1	Buses Fully Built, Buses Chassis	698	1208	999	1396	5	39
M2- A2	Buses Fully Built, Buses Chassis	493	1646	40	1084	0	0
N2- A1	Tippers, Haulage	735	1767	756	1879	231	245
N2- A2	Tippers, Haulage	1735	5660	1176	2704	282	304
N2- A3	Tippers, Haulage	1716	2821	243	652	281	176

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022
N2- A4	Tippers, Haulage	1934	4028	1369	3332	362	266
M3-A1	Buses Fully Built, Buses Chassis	105	510	0	0	0	0
M3- A2	Buses Fully Built, Buses Chassis	111	26	33	2268	23	34
M3-B1	Buses Fully Built, Buses Chassis	1	0	0	0	0	0
M3- B2	Buses Fully Built, Buses Chassis	570	2029	158	824	106	98
M3-C1	Buses Fully Built, Buses Chassis	5	3	0	0	0	0
M3- C2	Buses Fully Built, Buses Chassis	688	883	128	1324	228	413
M3-D1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- D2	Buses Fully Built, Buses Chassis	0	44	98	476	0	0
M3-E1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3-E2	Buses Fully Built, Buses Chassis	0	0	0	0	0	100
M3-F1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
M3- F2	Buses Fully Built, Buses Chassis	0	0	153	450	0	40
M3-G1	Buses Fully Built, Buses Chassis	0	0	0	0	0	0
N3- A1	Tippers, Haulage	4217	6840	391	608	54	0
N3- A2	Tippers, Haulage	0	0	1827	4560	1168	476
N3- A3	Tippers, Haulage	0	0	2846	3263	0	0
N3- B1(a)	Tippers, Haulage	3397	3433	19	10	757	606
N3- B1(b)	Tippers, Haulage	9447	18540	2691	5105	299	174
N3- B1(c)	Tippers, Haulage	0	0	1398	3412	28	20

Category	Vehicle Model	Production		Domestic Sales		Exports
		APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022	APR - JUN 2021	APR - JUN 2022
N3- B1(d)	Tippers, Haulage	0	0	948	1739	0	0
N3- B1(e)	Tippers, Haulage	0	0	2804	6412	9	27
N3- B2(a)	Tractors with suitable Trailers	0	0	0	0	0	0
N3- B2(b)	Tractors with suitable Trailers	0	0	290	840	0	0
N3- B2(c)	Tractors with suitable Trailers	284	886	306	526	146	29
N3- B2(d)	Tractors with suitable Trailers	2032	5618	1466	4782	0	1

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

This is for the information of the exchange and the members.

-	Ends -

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 86 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 11 equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence as at March 31, 2022, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.